Exhibit 99.1

Greek Catholic Union (GCU) Life Selects Sapiens IllustrationPro for its Digital Transformation Initiative

Sapiens’ out of the box solution will streamline GCU’s sales process and help provide a superior agent and member experience

May 5, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that GCU, a US Life & Annuity carrier since 1892, has selected cloud-based Sapiens IllustrationPro as part of its digital transformation initiative.

When customers purchase a GCU product, they become members and enjoy other member-only benefits. Sapiens’ illustration solution aligned perfectly with GCU’s unique approach to the market. Sapiens stood out for its proven, user-friendly illustration solution that provides a transformative agent and member journey.

“Sapiens IllustrationPro solution will help us provide a superior agent and customer experience to support our members. The intuitive and responsive point-of-sale capabilities provided by IllustrationPro will ensure our sales process is consistent and compliant, and that it meets the financial and insurance needs of our much-valued agents and members,” said Scott Schuetz, GCU Executive Vice President & COO. “In addition, time-to-market was critical, having a solution with a proven out of the box illustration functionality was a key success criteria.”

“Sapiens’ comprehensive, end-to-end life platform enables insurers to select the solutions that will most benefit their business. Our industry best practices and knowledge, combined with our advanced digital life insurance software and pre-integration, reduces implementation time and speeds time-to-market,” said Roni Al-Dor, Sapiens’ president and CEO. “This provides the competitive advantage our clients demand. Sapiens is proud to have been chosen as a partner by GCU.”

Sapiens IllustrationPro for Life & Annuities is a cloud-based, point-of-sale illustration and quoting solution, offering a fully responsive, modern and intuitive user experience for both the life and annuities as well as health markets. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission and is supported by a needs analysis suite. IllustrationPro’s calculation engine handles complex product illustrations and multichannel distribution, enabling carriers to serve multiple marketing segments with a single deployment. Sapiens IllustrationPro lately won two Xcelent Awards for Both Advanced Technology and Breadth of Functionality.

www.sapiens.com

About GCU

Founded in 1892, GCU is a US not-for-profit life and annuity insurance company that promotes community involvement and volunteerism and provides fraternal and economic benefits to its members.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com